UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **March 29, 2007**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 **Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

Pepco Holdings, Inc. is filing this Form 8-K/A solely to substitute in Exhibit 3 the correct version of its Bylaws, as amended on March 29, 2007.

Item 9.01 **Financial Statements and Exhibits.**

(d) Exhibits

Exhibit No.   Description of Exhibit

3   Bylaws

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   May 3, 2007   /s/ JOSEPH M. RIGBY
                        Name: Joseph M. Rigby
                        Title: Senior Vice President and
                                  Chief Financial Officer